SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.  )*

                             ONEWORLD SYSTEMS, INC.
           -----------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
           -----------------------------------------------------------
                         (Title of Class of Securities)

                                    682917109
           -----------------------------------------------------------
                                 (CUSIP Number)

                                Pamela K. Hagenah
                            Integral Capital Partners
                               2750 Sand Hill Road
                          Menlo Park, California 94025
                                 (650) 233-0360
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 3, 1999
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               Page 1 of 59 Pages
                       Exhibit Index Contained on Page 11

-----------------------------------------------------------             ------------------------------------------------------------
CUSIP NO.  682917109                                            13D                                              Page 2 of  59 Pages
-----------------------------------------------------------             ------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Integral Capital Management IV, LLC ("ICM4")
------------------------------------------------------------------------------------------------------------------------------------
   2     CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                 (a) [ ]     (b) [X]
------------------------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*                                                                                                         WC
------------------------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                                                                                   [ ]
------------------------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware (limited liability company)
------------------------------------------------------------------------------------------------------------------------------------
                               7     SOLE VOTING POWER                                                           -0-
             NUMBER         --------------------------------------------------------------------------------------------------------
              OF               8     SHARED VOTING POWER
            SHARES                        17,492,265  shares consisting of 3,609,515 shares of common stock and  1,388,275 shares of
         BENEFICIALLY                     Series A  Preferred Stock (which are convertible into 13,882,750  shares of common stock),
         OWNED BY EACH                    which are  directly  owned by Integral  Capital  Partners IV, L.P.  ("ICP4").  ICM4 is the
           REPORTING                      general partner of ICP4.
            PERSON          --------------------------------------------------------------------------------------------------------
             WITH              9     SOLE DISPOSITIVE POWER                                                      -0-
                            --------------------------------------------------------------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
                                          17,492,265 shares (see response to Item 8)
------------------------------------------------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                                   17,492,265 shares
------------------------------------------------------------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES*
                                                                                                                                 [ ]
------------------------------------------------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                                                                         44.4%
------------------------------------------------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*                                                                                                00
------------------------------------------------------------------------------------------------------------------------------------

                                             *SEE INSTRUCTIONS BEFORE FILLING OUT!


-----------------------------------------------------------             ------------------------------------------------------------
CUSIP NO.  682917109                                            13D                                              Page 3 of  59 Pages
-----------------------------------------------------------             ------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               ICP MS Management, LLC ("ICP Management")
------------------------------------------------------------------------------------------------------------------------------------
   2     CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                 (a) [ ]     (b) [X]
------------------------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*                                                                                                         WC
------------------------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                                                                                   [ ]
------------------------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware (limited liability company)
------------------------------------------------------------------------------------------------------------------------------------
                               7     SOLE VOTING POWER                                                           -0-
             NUMBER         --------------------------------------------------------------------------------------------------------
              OF               8     SHARED VOTING POWER
            SHARES                         84,735  shares  consisting  of 17,485 shares of common stock and 6,725 shares of Series A
         BENEFICIALLY                      Preferred  Stock (which are  convertible  into 67,250 shares of common stock),  which are
         OWNED BY EACH                     directly owned by Integral  Capital  Partners IV MS Side Fund,  L.P.  ("Side Fund").  ICP
           REPORTING                       Management is the general partner of Side Fund.
            PERSON          --------------------------------------------------------------------------------------------------------
             WITH              9     SOLE DISPOSITIVE POWER                                                      -0-
                            --------------------------------------------------------------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
                                          84,735 shares (see response to Item 8)
------------------------------------------------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                                       84,735 shares
------------------------------------------------------------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES*
                                                                                                                                 [ ]
------------------------------------------------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                                                                         0.33%
------------------------------------------------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*                                                                                                00
------------------------------------------------------------------------------------------------------------------------------------

                                             *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------             ------------------------------------------------------------
CUSIP NO.  682917109                                            13D                                              Page 4 of  59 Pages
-----------------------------------------------------------             ------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Integral Capital Partners IV, L.P. ("ICP4")
------------------------------------------------------------------------------------------------------------------------------------
   2     CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                 (a) [ ]     (b) [X]
------------------------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*                                                                                                         WC
------------------------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                                                                                   [ ]
------------------------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware (limited partnership)
------------------------------------------------------------------------------------------------------------------------------------
                               7     SOLE VOTING POWER                                                           -0-
             NUMBER         --------------------------------------------------------------------------------------------------------
              OF               8     SHARED VOTING POWER
            SHARES                         17,492,265  shares consisting of 3,609,515 shares of common stock and 1,388,275 shares of
         BENEFICIALLY                      Series A Preferred Stock (which are convertible into 13,882,750  shares of common stock),
         OWNED BY EACH                     which are directly  owned by ICP4.  Integral  Capital  Management  IV, LLC is the general
           REPORTING                       partner of ICP4.
            PERSON          --------------------------------------------------------------------------------------------------------
             WITH              9     SOLE DISPOSITIVE POWER                                                      -0-
                            --------------------------------------------------------------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
                                           17,492,265 shares (see response to Item 8)
------------------------------------------------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                                   17,492,265 shares
------------------------------------------------------------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES*
                                                                                                                                 [ ]
------------------------------------------------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                                                                         44.4%
------------------------------------------------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*                                                                                                PN
------------------------------------------------------------------------------------------------------------------------------------

                                             *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------             ------------------------------------------------------------
CUSIP NO.  682917109                                            13D                                              Page 5 of  59 Pages
-----------------------------------------------------------             ------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Integral Capital Partners IV MS Side Fund, L.P. ("Side Fund")
------------------------------------------------------------------------------------------------------------------------------------
   2     CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                 (a) [ ]     (b) [X]
------------------------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*                                                                                                         WC
------------------------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                                                                                   [ ]
------------------------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware (limited partnership)
------------------------------------------------------------------------------------------------------------------------------------
                               7     SOLE VOTING POWER                                                           -0-
             NUMBER         --------------------------------------------------------------------------------------------------------
              OF               8     SHARED VOTING POWER
            SHARES                         84,735  shares  consisting  of 17,485 shares of common stock and 6,725 shares of Series A
         BENEFICIALLY                      Preferred  Stock (which are  convertible  into 67,250 shares of common  stock), which are
         OWNED BY EACH                     directly owned by Side Fund. ICP MS Management, LLC is the general partner of Side Fund.
           REPORTING        --------------------------------------------------------------------------------------------------------
            PERSON             9     SOLE DISPOSITIVE POWER                                                      -0-
             WITH           --------------------------------------------------------------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
                                           84,735 shares (see response to Item 8)
------------------------------------------------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                                       84,735 shares
------------------------------------------------------------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES*
                                                                                                                                 [ ]
------------------------------------------------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                                                                         0.33%
------------------------------------------------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*                                                                                                PN
------------------------------------------------------------------------------------------------------------------------------------

                                             *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

         The title of the class of equity securities to which this statement relates is shares of the Common Stock (the "Shares") of OneWorld Systems, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is:

         1144 East Arques Avenue
         Sunnyvale, CA  94086

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is being filed by Integral Capital Management IV, LLC, a Delaware limited liability company ("ICM4") and ICP MS Management, LLC ("ICP Management"). The principal business address of ICM4 and ICP Management is 2750 Sand Hill Road, Menlo Park, California 94025. The names, business addresses, occupations and citizenships of all the managers partners of ICM4 and ICP MS Management are set forth on Exhibit B hereto.

         ICM4 is the general partner of Integral Capital Partners IV, L.P., a Delaware limited partnership ("ICP4"). ICP Management is the general partner of Integral Capital Partners IV MS Side Fund, L.P., a Delaware limited partnership ("Side Fund"). With respect to ICM4 and ICP Management, this statement relates only to ICM4's and ICP Management's indirect, beneficial ownership of shares of Common Stock of the Issuer (the "Common Stock"), and Series A Preferred Stock of the Issuer (the "Series A Preferred Stock") (together, the "Shares"). Each share of the Series A Preferred Stock is convertible into ten shares of Common Stock. The Shares have been purchased by ICP4 and Side Fund, and none of ICM4 or ICP Management directly or otherwise hold any Shares. Management of the business affairs of ICM4 and ICP Management, including decisions respecting disposition and/or voting of the Shares, resides in a majority of the managers of ICM4 and ICP Management, respectively, listed on Exhibit B, such that no single manager of ICM4 or ICP Management has voting and/or dispositive power of the Shares.

                  Neither ICM4, ICP Management nor, to the best of ICM4's and ICP Management's knowledge, any of the persons listed on Exhibit B hereto have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The aggregate amount of consideration required by ICP4 and Side Fund to purchase the 17,577,000 shares to which this statement relates was approximately $4.5 million. The consideration was obtained from the working capital of ICP4 and Side Fund.


ITEM 4.  PURPOSE OF TRANSACTION

         The purchases of the Common Stock and Series A Preferred Stock by ICP4 and Side Fund were made pursuant to a Unit Purchase Agreement, dated as of March 3, 1999, by and among the Issuer, ICP4, Side Fund and various other investors (the "Unit Purchase Agreement"). Pursuant to the Unit Purchase Agreement, ICP4 and Side Fund purchased 3,609,515 shares and 17,485 shares of Common Stock, respectively, and 1,388,275 shares and 6,725 shares of Series A Preferred Stock, respectively. The purchases of the Shares were not made for the purpose of acquiring control of the Issuer. From time to time, ICM4 may, in the ordinary course of its role as general partner of ICP4, direct ICP4 to purchase additional shares or sell all or a portion of the Shares now held by ICP4, and ICP Management may, in the ordinary course of its role as general partner of Side Fund, direct Side Fund to purchase additional shares or sell all or a portion of the Shares now held by Side Fund.

         Except as set forth above, none of ICM4, ICP Management, nor the persons listed on Exhibit B hereto has any current plans or proposals that relate to or would result in the occurrence of any of the actions or events enumerated in clause (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     A.  Integral Capital Management IV, LLC ("ICM4")

        (a)  Amount Beneficially Owned:  17,492,265
             Percent of Class:  44.4%
        (b)  Number of shares as to which such  person  has:
             1. Sole power to vote or to direct vote:  -0-
             2. Shared power to vote or to direct vote: 17,492,265
             3. Sole power to dispose or to direct the disposition: -0-
             4. Shared power to dispose or to direct the disposition: 17,492,265

         (c) To the best knowledge of ICM4, neither ICP4, ICM4 nor any of the persons listed as managers of ICM4 on Exhibit B has directly effected any transactions in the Shares during the 60 days prior to March 3, 1999 through the date hereof.

         (d) ICM4 is the general partner of Integral Capital Partners IV, L.P., a Delaware limited partnership ("ICP4"). Roger B. McNamee, John A. Powell and Pamela K. Hagenah are the managers of ICM4. Decisions respecting the voting of Shares and disposition of the proceeds from the sale of Shares are determined by a majority of the managers. Under certain circumstances set forth in the limited partnership agreement and limited liability company operating agrrement of ICP4 and ICM4, respectively, the partners and memebers of such entities may receive dividends from, or the proceeds from the sale of Shares of Common Stock of OneWorld Systems, Inc. owned, directly or indirectly, by each such entity.

         (e)  Not applicable.

     B.  ICP MS Management, LLC ("ICP Management")

         (a)  Amount Beneficially Owned:  84,735
              Percent of Class:  0.33%
         (b)  Number of shares as to which such person has:
              4. Sole power to vote or to direct vote: -0-
              5. Shared power to vote or to direct vote: 84,735
              6. Sole power to dispose or to direct the disposition: -0-
              7. Shared power to dispose or to direct the disposition: 84,735

         (c) To the best knowledge of ICP Management, neither Side Fund, ICP Management nor any of the persons listed as managers of ICP Management on Exhibit B has directly effected any transactions in the Shares during the 60 days prior to March 3, 1999 through the date hereof.

         (d) ICP Management is the general partner of Side Fund. Roger B. McNamee, John A. Powell and Pamela K. Hagenah are the managers of ICP Management. Decisions respecting the voting of Shares and disposition of the proceeds from the sale of Shares are determined by a majority of the managers. Under certain circumstances set forth in the limited partnership agreement and limited liability company operating agreement of Side Fund and ICP Management, repectively, the partners and members of such entities may receive dividends from, or the proceeds from the sale of Shares of Common Stock of OneWorld Systems, Inc. owned, directly or indirectly, by each such entity.

         (e)  Not applicable.

     C.  Integral Capital Partners IV, L.P.

       (a)  Aggregate number of Shares owned:  17,492,265
            Percentage:  44.4%
       (b)  1.  Sole power to vote or to direct vote: -0-
            2.  Shared power to vote or to direct vote: 17,492,265
            3.  Sole power to dispose or to direct the disposition: -0-
            4.  Shared power to dispose or to direct the disposition: 17,492,265
       (c)  See Item 5A(c) above.
       (d)  See Item 5A(d) above.
       (e)  Not applicable.

     D.  Integral  Capital Partners IV MS Side Fund, L.P.

       (a)  Aggregate number of Shares owned:  84,735
            Percentage:  0.33%
       (b)  1.  Sole  power  to vote or to  direct  vote:  -0-
            2.  Shared  power to vote or to  direct  vote:  84,735
            3.  Sole power to  dispose or to direct the disposition: -0-
            4.  Shared power to dispose or to direct the disposition: 84,735
       (c)  See Item 5A(c) above.
       (d)  See Item 5A(d) above.
       (e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF
         THE ISSUER

         Except as set forth herein, there are no contracts, arrangements, understandings or relationships among ICM4, ICP MS Management and any of the persons named in Item 2 or between ICM4, ICP MS Management and any other person with respect to the shares of Common Stock and Series A Preferred Stock of the Issuer held by ICP4 and Side Fund. The purchases of the Common Stock and the Series A Preferred Stock by ICP4 and Side Fund were made pursuant to the Unit Purchase Agreement. Pursuant to the Unit Purchase Agreement and Investor Rights Agreement, ICP4 and Side Fund have certain registration rights with respect to the Shares. The description herein of the Unit Purchase Agreement and Investor Rights Agreement is qualified in its entirety by reference to such agreements, a copy of which are attached as Exhibit C and Exhibit D.



ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

         Exhibit A:     Agreement of Joint Filing

         Exhibit B:     List of Managers of Integral Capital Management IV, LLC.
                        and ICP MS Management, LLC

         Exhibit C:     Unit Purchase Agreement dated March 3, 1999

         Exhibit D:     Investor Rights Agreement dated March 3, 1999

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 11, 1999

                                         INTEGRAL CAPITAL MANAGEMENT IV, LLC


                                         By: /s/ Pamela K. Hagenah
                                            ------------------------------------
                                             Pamela K. Hagenah
                                             a Manager


                                         ICP MS MANAGEMENT, LLC

                                         By: /s/ Pamela K. Hagenah
                                            ------------------------------------
                                             Pamela K. Hagenah
                                             a Manager


                                         INTEGRAL CAPITAL PARTNERS IV, L.P.

                                         By Integral Capital Management IV, LLC,
                                         its General Partner


                                         By: /s/ Pamela K. Hagenah
                                            ------------------------------------
                                             Pamela K. Hagenah
                                             a Manager


                                         INTEGRAL CAPITAL PARTNERS IV MS SIDE
                                         FUND, L.P.

                                         By ICP MS Management, LLC,
                                         its General Partner


                                         By: /s/ Pamela K. Hagenah
                                            ------------------------------------
                                             Pamela K. Hagenah
                                             a Manager

                                  EXHIBIT INDEX


                                                                   Found on
                                                                   Sequentially
Exhibit                                                            Numbered Page
-------                                                            -------------

Exhibit A:    Agreement of Joint Filing                                 20

Exhibit B:    List of Managers of Integral Capital                      22
              Management IV, LLC and ICP MS
              Management, LLC

Exhibit C:    Unit Purchase Agreement dated March 3, 1999               24

Exhibit D:    Investor Rights Agreement dated March 3, 1999             38

                                    EXHIBIT A

                            Agreement of Joint Filing

         The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1(f)(1) of the Act the statement dated March 11, 1999, containing the information required by Schedule 13D, for the 17,577,000 Shares of capital stock of OneWorld Systems, Inc. held by Integral Capital Partners IV, L.P., a Delaware limited partnership, and Integral Capital Partners IV MS Side Fund, L.P., a Delaware limited partnership.


Date:  March 11, 1999
                                         INTEGRAL CAPITAL MANAGEMENT IV, LLC


                                         By: /s/ Pamela K. Hagenah
                                             -----------------------------------
                                             Pamela K. Hagenah
                                             a Manager


                                         ICP MS MANAGEMENT, LLC

                                         By: /s/ Pamela K. Hagenah
                                             -----------------------------------
                                             Pamela K. Hagenah
                                             a Manager


                                         INTEGRAL CAPITAL PARTNERS IV, L.P.

                                         By Integral Capital Management IV, LLC,
                                         its General Partner

                                         By: /s/ Pamela K. Hagenah
                                             -----------------------------------
                                             Pamela K. Hagenah
                                             a Manager


                                         INTEGRAL CAPITAL PARTNERS IV MS SIDE
                                         FUND, L.P.

                                         By ICP MS Management, LLC,
                                         its General Partner

                                         By: /s/ Pamela K. Hagenah
                                             -----------------------------------
                                             Pamela K. Hagenah
                                             a Manager

                                    EXHIBIT B

                                   Managers of
                       Integral Capital Management IV, LLC

         Set forth below, with respect to each manager of Integral Capital Management IV, LLC, is the following: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.       (a)      Roger B. McNamee
         (b)      c/o Integral Capital Partners
                  2750 Sand Hill Road,
                  Menlo Park, CA  94025
         (c)      General Partner of Integral Capital Management, L.P., Integral
                  Capital  Management II, L.P., and Integral Capital  Management
                  III, L.P., and Manager of Integral Capital Management IV, LLC and ICP MS Management, LLC
         (d)      United States Citizen

2.       (a)      John A. Powell
         (b)      c/o Integral Capital Partners
                  2750 Sand Hill Road,
                  Menlo Park, CA  94025
         (c)      General Partner of Integral Capital Management, L.P., Integral
                  Capital  Management II, L.P., and Integral Capital  Management
                  III, L.P., and Manager of Integral Capital Management IV, LLC and ICP MS Management, LLC
         (d)      United States Citizen

3.       (a)      Pamela K. Hagenah
         (b)      c/o Integral Capital Partners
                  2750 Sand Hill Road,
                  Menlo Park, CA  94025
         (c)      General  Partner of Integral  Capital  Management II, L.P. and
                  Integral Capital  Management III, L.P. and Manager of Integral
                  Capital Management IV, LLC and ICP MS Management, LLC
         (d)      United States Citizen

                                   Managers of
                             ICP MS Management, LLC

         Set forth below, with respect to each manager of ICP MS Management, LLC, is the following: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.       (a)      Roger B. McNamee
         (b)      c/o Integral Capital Partners
                  2750 Sand Hill Road,
                  Menlo Park, CA  94025
         (c)      General Partner of Integral Capital Management, L.P., Integral
                  Capital  Management II, L.P., and Integral Capital  Management
                  III, L.P., and Manager of Integral Capital Management IV, LLC and ICP MS Management, LLC
         (d)      United States Citizen

2.       (a)      John A. Powell
         (b)      c/o Integral Capital Partners
                  2750 Sand Hill Road,
                  Menlo Park, CA  94025
         (c)      General Partner of Integral Capital Management, L.P., Integral
                  Capital  Management II, L.P., and Integral Capital  Management
                  III, L.P., and Manager of Integral Capital Management IV, LLC and ICP MS Management, LLC
         (d)      United States Citizen

3.       (a)      Pamela K. Hagenah
         (b)      c/o Integral Capital Partners
                  2750 Sand Hill Road,
                  Menlo Park, CA  94025
         (c)      General  Partner of Integral  Capital  Management II, L.P. and
                  Integral Capital  Management III, L.P. and Manager of Integral
                  Capital Management IV, LLC and ICP MS Management, LLC
         (d)      United States Citizen

                                    Exhibit C
                             ONEWORLD SYSTEMS, INC.

                             UNIT PURCHASE AGREEMENT



         This Unit Purchase Agreement (this "Agreement") is made as of March 3, 1999 by and between OneWorld Systems, Inc., a Delaware corporation (the "Company"), and the investors listed on Schedule 1.2 attached hereto (the "Investors").

                                   SECTION 1.

       Authorization and Sale of Common Stock and Series A Preferred Stock

       1.1 Authorization of Series A Preferred and Common Stock. The Company has authorized the sale and issuance of up to 3,100,000 shares of its Series A Preferred Stock (the "Series A Preferred") and up to 8,060,000 shares of its Common Stock (the "Common Stock"). The Series A Preferred has the rights, preferences and privileges provided for in the Certificate of Designation, in the form attached hereto as Exhibit A (the "Certificate").

       1.2 Sale of the Common Stock and Series A Preferred. Subject to the terms and conditions set forth herein, the Company will issue and sell to the Investors, and each of the Investors will purchase from the Company the shares (the "Shares") of Common Stock and Series A Preferred set forth opposite their respective names on Schedule 1.2. Payment for such shares shall be delivered to the Company at the Closing (as defined below) by certified check or wire transfer in the amount set forth beside each Investor's name on Schedule 1.2 hereto.

                                   SECTION 2.

                             Closing Dates; Delivery

       2.1 Closing Dates. The closing of the purchase and sale of the Shares hereunder (the "Closing") shall be held at the offices of Wilson Sonsini Goodrich & Rosati, counsel to the Company, at 9:00 a.m. on March 3, 1999 or at such other time and location selected by the parties hereto (such date shall hereinafter be referred to as the "Closing Date").

       2.2 Delivery. At the Closing, the Company will deliver to each Investor certificates, registered in such Investor's name (or the name of its nominee), representing the Shares to be purchased by such Investor in accordance with the terms hereof.

                                   SECTION 3.

                  Representations and Warranties of the Company

       Except as set forth in the Schedule of Exceptions to the Company's representations and warranties attached hereto as Schedule 3, the Company represents and warrants to the Investors as follows:

       3.1 Organization. Each of the Company and its subsidiaries (as defined in Rule 405 under the Securities Act of 1933, as amended (the "Securities Act"), the "Subsidiaries"), is a corporation duly organized and validly existing in good standing under the laws of the jurisdiction of its organization. Each of the Company and its Subsidiaries has full power and authority to own, operate and occupy its properties and to conduct its business as presently conducted and is registered or qualified to do business and in good standing in each jurisdiction in which it owns or leases property or transacts business and where the failure to be so qualified would have a material adverse effect upon the business, financial condition, prospects, properties or operations of the Company and its Subsidiaries, considered as one enterprise (a "Material Adverse Effect"), and no proceeding has been instituted in any such jurisdiction, revoking, limiting or curtailing, or seeking to revoke, limit or curtail, such power and authority or qualification. The Company does not have any Subsidiaries nor does it control, directly or indirectly, or own, directly or indirectly, any shares of stock or any other equity interest of any corporation, partnership or limited liability company, other than as disclosed in the Company's Annual Report on Form 10-K ("Annual Report") or the Company's Quarterly Reports on Form 10-Q ("Quarterly Reports," and together with the Annual Report, the "Exchange Act Reports") filed from time to time with the Securities and Exchange Commission (the "SEC") pursuant to the Securities and Exchange Act of 1934, as amended (the "Exchange Act") or identified on Schedule 3.1.

       3.2 Due Authorization. The Company has all requisite power and authority to execute, deliver and perform its obligations under this Agreement and the Investor Rights Agreement and such agreements have been duly authorized and validly executed and delivered by the Company and constitute legal, valid and binding agreements of the Company enforceable against the Company in accordance with their terms, except as rights to indemnity and contribution may be limited by state or federal securities laws or the public policy underlying such laws, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' and contracting parties' rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

       3.3 Non-Contravention. Except as set forth on Schedule 3.3, the execution and delivery of the Agreement and the Investor Rights Agreement, the issuance and sale of the Shares to be sold by the Company under the Agreement, the fulfillment of the terms of the Agreement and the

Investor Rights Agreement and the consummation of the transactions contemplated hereby and thereby will not (A) conflict with or constitute a violation of, or default (with the passage of time or otherwise) under, or give to others any rights of termination, amendment, acceleration or cancellation of, (i) any material bond, debenture, note or other evidence of indebtedness, or under any material lease, contract, indenture, mortgage, deed of trust, loan agreement, joint venture or other agreement or instrument to which the Company or any Subsidiary is a party or by which it or any of its Subsidiaries or their respective properties are bound, (ii) the charter, by-laws or other organizational documents of the Company or any Subsidiary, or (iii) any law, administrative regulation, ordinance, judgement, injunction, or order of any court or governmental agency, arbitration panel or authority applicable to the Company or any Subsidiary or their respective properties, or (B) result in the creation or imposition of any lien, encumbrance, claim, security interest or restriction whatsoever upon any of the material properties or assets of the Company or any Subsidiary or an acceleration of indebtedness pursuant to any obligation, agreement or condition contained in any material bond, debenture, note or any other evidence of indebtedness or any material indenture, mortgage, deed of trust or any other agreement or instrument to which the Company or any Subsidiary is a party or by which any of them is bound or to which any of the property or assets of the Company or any Subsidiary is subject. No consent, waiver, approval, authorization or other order of, or registration, qualification or filing with, any regulatory body, administrative agency, or other governmental body in the United States is required for the execution and delivery of the Agreements and the valid issuance and sale of the Shares to be sold pursuant to the Agreements, other than such as have been made or obtained, and except for any securities filings required to be made under federal or state securities laws.

       3.4 Capitalization. The capitalization of the Company as of December 31, 1998 is as set forth in Schedule 3.4. The Company has not issued any capital stock since that date other than pursuant to the Company's employee benefit plans. The Shares to be sold pursuant to this Agreement have been duly authorized, and when issued and paid for in accordance with the terms of the Agreement will be duly and validly issued, fully paid and nonassessable. The outstanding shares of capital stock of the Company have been duly and validly issued and are fully paid and nonassessable, have been issued in compliance with all federal and state securities laws, and were not issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities. Except as set forth in Schedule 3.4, there are no outstanding rights (including, without limitation, preemptive rights), warrants or options to acquire, or instruments convertible into or exchangeable for, any unissued shares of capital stock or other equity interest in the Company or any Subsidiary, or any contract, commitment, agreement, understanding or arrangement of any kind to which the Company is a party or of which the Company has knowledge and relating to the issuance or sale of any capital stock of the Company or any Subsidiary, any such convertible or exchangeable securities or any such rights, warrants or options. Without limiting the foregoing, no preemptive right, co-sale right, registration right, right of first refusal or other similar right exists with respect to the Shares or the issuance and sale thereof. No further approval or authorization of any stockholder, the Board of

Directors of the Company or others is required for the issuance and sale of the Shares. Except as set forth on Schedule 3.1, the Company owns the entire equity interest in each of its Subsidiaries, free and clear of any pledge, lien, security interest, encumbrance, claim or equitable interest, other than as described in the Company audited financial statements contained in the Company's Annual Report. Except as contemplated hereby, there are no stockholders agreements, voting agreements or other similar agreements with respect to the Common Stock to which the Company is a party or, to the knowledge of the Company, between or among any of the Company's stockholders.

       3.5 Legal Proceedings. There is no action, suit, notice of violation, proceeding or investigation pending or, to the best actual knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries or any of their respective properties before or by any court, governmental or administrative agency or regulatory authority (Federal, state, county, local or foreign) which (i) relates to or challenges the legality, validity or enforceability of the Agreement or the Investor Rights Agreement or the Shares,
(ii) could,  individually or in the aggregate, have a Material Adverse Effect or
(iii) could, individually or in the aggregate, adversely impair the ability of the Company to perform fully on a timely basis its obligations under the Agreement or the Investor Rights Agreement.

       3.6 No Violations. Neither the Company nor any Subsidiary, except as listed on Schedule 3.6, is in violation of its charter, bylaws, or other organizational document, or in violation of any law, administrative regulation, ordinance or order of any court or governmental agency, arbitration panel or authority applicable to the Company or any Subsidiary, which violation, individually or in the aggregate, would be reasonably likely to have a Material Adverse Effect, or is in default in any material respect in the performance of any obligation, agreement or condition contained in any bond, debenture, note or any other evidence of indebtedness in any indenture, mortgage, deed of trust or any other agreement or instrument to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary is bound or by which the properties of the Company or any Subsidiary are bound or affected, and there exists no condition which, with the passage of time or otherwise, would constitute a material default under any such document or instrument or result in the imposition of any material penalty or the acceleration of any material indebtedness.

       3.7 Governmental Permits, Etc. Each of the Company and its Subsidiaries has all necessary franchises, licenses, certificates and other authorizations from any foreign, federal, state or local government or governmental agency, department, or body that are currently necessary for the operation of the business of the Company and its Subsidiaries as currently conducted, except where the failure to currently possess could not reasonably be expected to have a Material Adverse Effect on the Company.

       3.8 Intellectual Property. Subject to the matters discussed under "Risk Factors" in the Company's Exchange Act Reports, (i) each of the Company and its Subsidiaries owns or possesses sufficient rights to use all material patents, patent rights, trademarks, copyrights, licenses, inventions, trade secrets, trade names and know-how (collectively, "Intellectual Property") that are necessary for the conduct of its business as now conducted, except where the failure to currently own or possess would not have a Material Adverse Effect on the Company, (ii) neither the Company nor any of its
Subsidiaries has received any notice of, or has any knowledge of, any infringement of or conflict with asserted rights of the Company or any of its Subsidiaries by others with respect to any Intellectual Property, except as would not have a Material Adverse Effect on the Company, (iii) neither the Company nor any of its Subsidiaries has received any notice of, or has any knowledge of, any infringement of or conflict with asserted rights of a third party with respect to any Intellectual Property that, individually or in the aggregate, would have a Material Adverse Effect on the Company. None of the Company's trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, government authorizations, trade secrets or other intellectual property rights have expired or terminated, or are expected to expire or terminate within two years from the date of this Agreement.

       3.9 Financial Statements. The financial statements of the Company and the related notes contained in the Company's Exchange Act Reports comply as to form in all material respects with all applicable accounting requirements and the published rules and regulations of the Commission with respect thereto, and present fairly, in accordance with generally accepted accounting principles, the financial position of the Company and its Subsidiaries as of the dates indicated, and the results of its operations and cash flows for the periods therein specified. Such financial statements (including the related notes) have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods therein specified, except that the unaudited financial statements contained in the Company's Quarterly Reports do not contain all of the notes required pursuant to generally accepted accounting principals.

       3.10 No Material Adverse Effect. Except as disclosed in Schedule 3.10 or otherwise disclosed, since December 31, 1998, there has not been any event or occurrence which has caused or resulted in a Material Adverse Effect, including, without limitation, (i) the incurrence of any obligation, direct or contingent, that is material to the Company and its Subsidiaries considered as one enterprise, except obligations incurred in the ordinary course of business, (ii) any dividend or distribution of any kind declared, paid or made on the capital stock of the Company or any of its Subsidiaries, (iii) any loss or damage (whether or not insured) to the physical property of the Company or any of its Subsidiaries, (iv) any amendment to the Company's charter or by-laws, (v) any sale of a material asset of the Company or any of its Subsidiaries, (vi) any capital expenditure of the Company or any of its Subsidiaries in excess of $50,000, or (vii) any agreement, approval, commitment or authorization to do any of the foregoing, except as contemplated herein.

       3.11 Disclosure. The Company has fully provided each Investor with all information requested by such Investor in deciding whether to purchase the Shares. Such information provided, as of the date of such information and on the date hereof, did not and does not contain an untrue statement of a material fact, or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representation or warranty with respect to any forward-looking statements made within such information provided.

       3.12 Foreign Corrupt Practices. Neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company or any Subsidiary, any agent or other person acting on behalf of the Company or any of its Subsidiaries, have
(i) directly or indirectly, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns from corporate funds; (iii) failed to disclose fully any contribution made by the Company or made by any person acting on its behalf and of which the Company is aware in violation of law; (iv) violated in any material respect any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (v) made any unlawful bribe, rebate, payoff, influence, kick-back or other unlawful payment.

       3.13 No Manipulation of Stock. The Company has not taken and will not take, any action designed to or that might reasonably be expected to cause or result in stabilization or manipulation of the price of the Common Stock to facilitate the sale or resale of the Shares.

       3.14 Accounting Controls. The Company and each of its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

       3.15 Compliance with Florida Statutes. The Company has complied with all provisions of Florida Statutes Section 517.075, and the regulations thereunder, relating to doing business with the Government of Cuba or with any person or affiliate located in Cuba.

       3.16 Reporting Status. The Company has filed in a timely manner all documents that the Company was required to file under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including documents filed pursuant to Section 13(a) or 15(d) thereof, during the 12 months preceding the date of this Agreement (the foregoing materials being collectively referred to herein as the "SEC Documents"). The SEC Documents complied in all material respects with the SEC's requirements as of their respective filing dates, and the information contained therein as of the date thereof did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein in light of the circumstances under where they were made not misleading:

       3.17 Listing. The Company shall comply with all requirements of the National Association of Securities Dealers, Inc. with respect to the issuance of the Shares and the listing thereof.

       3.18 Year 2000 Compliance. The information set forth in the Company's Exchange Act Reports with respect to the Company's efforts regarding Year 2000 matters (i) conforms in all material respects to the guidelines set forth in SEC Release No. 33-7558 and (ii) accurately describes the status of the Company's efforts regarding Year 2000 matters. To the Company's knowledge, the costs associated with ensuring that the Company is Year 2000 compliant will not have a Material Adverse Effect on the Company.

       3.19 Certain Fees. No fees or commissions will be payable by the Company to any broker, finder, investment banker or bank with respect to the consummation of the transactions contemplated hereby. The Company has taken no action that would require any Investor to pay any such fee or commission.

       3.20 Private Offering. Neither the Company nor any person acting on its behalf has taken or will take any action (including, without limitation, any offering of any securities of the Company under circumstances which would require the integration of such offering with the offering of the Shares or the shares of Common Stock issuable upon conversion of the Series A Preferred (the "Underlying Shares") under the Securities Act) which might subject the offering, issuance or sale of the Shares or the Underlying Shares to the registration requirements of Section 5 of the Securities Act.

       3.21 Seniority. No class of equity securities of the Company is senior to
the  Series  A  Preferred  in  right  of  payment,   whether  upon  liquidation,
dissolution or otherwise.

       3.22 Real Property Holding Company. The Company is not a real property holding company within the meaning of Section 897 of the Internal Revenue code of 1986, as amended.

       3.23 Title. The Company and its Subsidiaries have good and marketable title in fee simple to all real property owned by them and good and marketable title to all personal property owned by them which is material to the business of the Company and its Subsidiaries, in each case free and clear of all liens, encumbrances and defects except such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company or any of its Subsidiaries. Any real property and facilities held under lease by the Company or any of its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its Subsidiaries.

                                   SECTION 4.

                 Representations and Warranties of the Investors

       Each Investor hereby severally represents and warrants to the Company with respect to the purchase of the Shares as follows:

       4.1 Experience. It has substantial experience in evaluating and investing in private placement transactions of securities in companies similar to the Company so that it is capable of evaluating the merits and risks of its investment in the Company and has the capacity to protect its own interests.
Investor is an "accredited investor" as defined in Regulation 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act").

       4.2 Investment. It is acquiring the Shares for investment for its own account, not as a nominee or agent, and not with the view to, or for resale in connection with, any distribution thereof. It understands that the Shares have not been, and will not be when issued, registered under the Securities Act by reason of a specific exemption from the registration provisions of the Securities Act, the availability of which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the representations as expressed herein.

       4.3 Rule 144. It acknowledges that the Shares must be held indefinitely unless subsequently registered under the Securities Act or unless an exemption from such registration is available. It is aware of the provisions of Rule 144 promulgated under the Securities Act which permit limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions, which may include, among other things, the existence of a public market for the shares, the availability of certain current public information about the Company, the resale occurring not less than one year after a party has purchased and paid for the security to be sold, the sale being effected through a "broker's transaction" or in transactions directly with a "market maker" and the number of shares being sold during any three-month period not exceeding specified limitations.

       4.4 No Public Market. It understands that no public market now exists for the Shares, and that a market may never exist for the Shares.

       4.5 Access to Data. Its officers and agents, to the extent that they desired, have had an opportunity to discuss the Company's management, business plan and financial condition with the Company's management. It understands that a purchase of the Shares involves a high degree of risk, and there can be no assurance the Company's business objectives will be obtained.

       4.6 Authorization. This Agreement and the Investors' Rights Agreement, when executed and delivered by the Investors, will constitute a valid and legally binding obligation of each such Investor, enforceable in accordance with its terms, except as rights to indemnity and contribution may be limited by state or federal securities laws or the public policy underlying such laws, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' and contracting parties' rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

       4.7 Authority. It has all requisite legal power and authority to enter into this Agreement and the Investors' Rights Agreement and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Investors' Rights Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of it. The execution and delivery of this Agreement and the Investors Rights Agreement do not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both), under any provision of the organization documents of such Investor.

       4.8 No Conflicts. The execution, delivery and performance of this Agreement by such Investor will not breach, cause a default under or otherwise conflict with or give rise to any acceleration or termination of the charter documents of such Investor or any material contract or agreement to which such Investor is a party.

       4.9 Broker's and Finders' Fees. It has not incurred, and will not incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

       4.10 Not Acting in Concert. Notwithstanding the fact that immediately after the Closing, the Investors will hold an aggregate of 64% of the voting power of the Company on a fully-diluted basis, and the fact that certain of the Investors are affiliated entities as indicated by the three numbered groupings of Investors contained in Schedule 1.2 hereto, such Investor is not acting in concert with any other Investor, or group of Investors, whether affiliated or otherwise, for the purpose of gaining control over the direction of the Company.

                                   SECTION 5.

                     Conditions to Closing of the Investors

       The Investors' obligations to purchase the Shares at the Closing are, at the option of the Investors, subject to the fulfillment of the following conditions:

       5.1 Representations and Warranties Correct. The representations and warranties made by the Company in Section 3 hereof shall be true and correct in all material respects as of the

Closing Date and the Company shall have performed all obligations and conditions required to be performed or observed by it on or prior to the Closing Date and all documents incident thereto shall be satisfactory in form and content to the Investors and special counsel to the Investors.

       5.2 Officer's Certificate. The Company shall have delivered to each Investor a certificate or certificates, executed by an authorized officer of the Company, dated the Closing Date, certifying to the fulfillment of the conditions specified in Section 5.1.

       5.3 Investor Rights Agreement. The Company and the Investors shall have executed and delivered the Investor Rights Agreement substantially in the form attached hereto as Exhibit B.

       5.4 Fees and Expenses. The Company shall pay the fees and expenses of one counsel to Investors reasonably incurred; provided, however, that under no circumstances shall such amount exceed $10,000 in the aggregate.

       5.5 Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents and instruments incident to such transactions shall have been reasonably approved by special counsel to the Investors, and the Investors and its special counsel shall have received all such counterpart originals or certified or other copies of such documents as they may reasonably request.

       5.6 Compliance with Laws. The offer and purchase and sale of Shares to the Investors hereunder shall be legally permitted by all laws and regulations to which the Company or the Investors are subject.

       5.7 Legal Opinion. Each Investor shall have received from Wilson Sonsini Goodrich & Rosati, P.C., counsel to the Company, an opinion, dated as of the Closing, in the form attached hereto as Exhibit A.

                                   SECTION 6.

                        Conditions to Closing of Company

       The Company's obligation to sell and issue the Shares at the Closing Date is, at the option of the Company, subject to the fulfillment as of the Closing Date of the following conditions:

       6.1 Representations and Covenants. The representations made by the Investors in Section 4 hereof shall be true and correct when made, and shall be true and correct on the Closing Date and the Investors shall have performed all obligations and conditions required to be performed or observed by it on or prior to the Closing Date and all documents incident thereto shall be satisfactory in form and content to the Company.

                                   SECTION 7.

                                   Covenants

7. Registration of the Shares; Compliance with the Securities Act; Shareholder Approval; Listing.

       7.1 Registration Procedures and Expenses. The Company shall:

            (a) subject to receipt of necessary information from the Investors, prepare and file with the SEC, within sixty (60) days after the Closing Date, a registration statement (the "Registration Statement") to enable the resale of the Common Stock purchased hereby by the Investors from time to time through the automated quotation system of the Nasdaq National Market or NASD Over the Counter (OTC) Bulletin Board system as applicable, or in privately-negotiated transactions;

            (b) use its reasonable efforts, subject to receipt of necessary information from the Investors, to cause the Registration Statement to become effective within 90 days after the Registration Statement is filed by the Company;

            (c) in each case upon providing written notice thereof to each Investor at least five (5) days prior thereto, prepare and file with the SEC such amendments and supplements to the Registration Statement and the prospectus used in connection therewith (the "Prospectus") as may be necessary to keep the Registration Statement current and effective for a period not exceeding, with respect to each Investor's Shares purchased hereunder, the earlier of (i) the date on which the Investor may sell all Shares then held by the Investor in accordance with the provisions of Rule 144 of the Securities Act during any three (3)-month period, or (ii) such time as all Shares purchased by such Investor in this offering have been sold;

            (d) furnish to the Investor with respect to the Shares registered under the Registration Statement such number of copies of the Registration Statement, Prospectuses and Preliminary Prospectuses in conformity with the requirements of the Securities Act and such other documents as the Investor may reasonably request, in order to facilitate the public sale or other disposition of all or any of the Shares by the Investor; provided, however, that the obligation of the Company to deliver copies of Prospectuses or Preliminary Prospectuses to the Investor shall be subject to the receipt by the Company of reasonable assurances from the Investor that the Investor will comply with the applicable provisions of the Securities Act and of such other securities or blue sky laws as may be applicable in connection with any use of such Prospectuses or Preliminary Prospectuses;

            (e) file documents required of the Company for normal blue sky clearance in states specified in writing by the Investor, provided, however, that the Company shall not be required to qualify to do business or consent to service of process in any jurisdiction in which it is not now so qualified or has not so consented;

            (f) bear all expenses in connection with the procedures in paragraph
(a) through (e) of this Section 7.1 and the registration of the Shares pursuant to the Registration Statement; and

            (g) advise the Investors, promptly after it shall receive notice or obtain knowledge of the issuance of any stop order by the SEC delaying or suspending the effectiveness of the Registration Statement or of the initiation or threat of any proceeding for that purpose; and it will promptly use its reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal at the earliest possible moment if such stop order should be issued.

       7.2 Transfer of Shares After Registration; Suspension.

            (a) The Investor agrees that it will not effect any disposition of the Shares or its right to purchase the Shares that would constitute a sale within the meaning of the Securities Act except as contemplated in the Registration Statement referred to in Section 7.1 and as described below, and that it will promptly notify the Company of any changes in the information set forth in the Registration Statement regarding the Investor or its plan of distribution.

            (b) If any Investor (or any permitted transferee) shall propose to sell any Shares pursuant to the Registration Statement, it shall notify Company of its intent to do so at least three (3) full business days prior to such sale. Such notice shall be deemed to constitute a representation that any information previously supplied by such Investor or transferee is accurate as of the date of such notice. At any time within such three (3) business-day period, the Company may refuse to permit the Investor or transferee to resell any Shares pursuant to the Registration Statement; provided, however, that the Company in each case shall use its best reasonable efforts to respond as rapidly as possible; and provided, however, that in order to exercise this right, the Company must deliver a certificate in writing to the requesting party to the effect that a delay in such sale is necessary because a sale pursuant to such Registration Statement in its then-current form would not be, in the reasonable judgment of the Company, in the best interests of the Company and its stockholders. In no event shall such delay exceed thirty (30) calendar days with respect to any single exercise of the Company's rights hereunder, and provided further, however, that in no event shall the Company be permitted to exercise this right more than three times or for more than an aggregate of sixty (60) calendar days in any single calendar year. In addition, the Company agrees to use its reasonable best efforts to resolve whatever condition or conditions have occasioned any such delay on its part, and will promptly end such delay upon resolution of such condition or conditions.

            (c) Provided that a suspension is not then in effect the Investor may sell Shares under the Registration Statement, provided that it arranges for delivery of a current Prospectus to the transferee of such Shares. Upon receipt of a request therefor, the Company has agreed to provide an adequate number of current Prospectuses to the Investor and to supply copies to any other parties requiring such Prospectuses.

       7.3  Indemnification.  For the purpose of this Section 7.3:

               (i) the term "Selling Stockholder" shall include the Investor and any affiliate of such Investor;

               (ii) the term "Registration Statement" shall include any final Prospectus, exhibit, supplement or amendment included in or relating to the Registration Statement (or any of the securities offered thereunder) referred to in Section 7.1; and

               (iii) the term "untrue statement" shall include any untrue statement or alleged untrue statement, or any omission or alleged omission to state in the Registration Statement a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

            (a) The Company agrees to indemnify and hold harmless each Selling Stockholder from and against any losses, claims, damages or liabilities to which such Selling Stockholder may become subject (under the Securities Act or otherwise) insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of, or are based upon (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, or (ii) any omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by the company of the Securities Act, the Exchange Act, any state securities laws or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities laws, (iv) any failure by the Company to fulfill any undertaking included in the Registration Statement, and the Company will reimburse such Selling Stockholder for any reasonable legal or other expenses reasonably incurred in connection with investigating, defending or preparing to defend any such action, proceeding or claim, provided, however, that the Company shall not be liable in any such case to the extent that such loss, claim, damage or liability arises out of, or is based upon, an untrue statement made in such Registration Statement in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Selling Stockholder specifically for use in preparation of the Registration Statement or the failure of such Selling Stockholder to comply with its covenants and agreements contained in 7.2 hereof respecting sale of the Shares or any statement or omission in any Prospectus that is corrected in any subsequent Prospectus that was delivered to the Investor prior to the pertinent sale or sales by the Investor.

            (b) The Investor agrees to indemnify and hold harmless the Company (and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act, each officer of the Company who signs the Registration Statement and each director of the Company) from and against any losses, claims, damages or liabilities, joint or several, to which the Company (or any such officer, director or controlling person) may become subject (under the
Securities Act or otherwise), insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of, or are based upon, (i) any failure to comply with the covenants and agreements contained in Section 7.2 hereof respecting sale of the Shares, or (ii) any untrue statement of a material fact contained in the Registration Statement if such untrue statement was made in reliance upon and in conformity with written information furnished by or on behalf of the Investor specifically for use in preparation of the Registration Statement, and the Investor will reimburse the Company (or such officer, director or controlling person), as the case may be, for any legal or other expenses reasonably incurred in investigating, defending or preparing to defend any such action, proceeding or claim; provided that in no event shall any indemnity under this Subsection 7.3(b) exceed the net proceeds from the offering received by the Selling Stockholder.

            (c) Promptly after receipt by any indemnified person of a notice of a claim or the beginning of any action in respect of which indemnity is to be sought against an indemnifying person pursuant to this Section 7.3, such indemnified person shall notify the indemnifying person in writing of such claim or of the commencement of such action, but the omission to so notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party under this Section 7.3 (except to the extent that such omission materially and adversely affects the indemnifying party's ability to defend such action) or from any liability otherwise than under this Section 7.3. Subject to the provisions hereinafter stated, in case any such action shall be brought against an indemnified person, the indemnifying person shall be entitled to participate therein, and, to the extent that it shall elect by written notice delivered to the indemnified party promptly after receiving the aforesaid notice from such indemnified party, shall be entitled to assume the defense thereof, with counsel reasonably satisfactory to such indemnified person. After notice from the indemnifying person to such indemnified person of its election to assume the defense thereof, such indemnifying person shall not be liable to such indemnified person for any legal expenses subsequently incurred by such indemnified person in connection with the defense thereof, provided, however, that if there exists or shall exist a conflict of interest that would make it inappropriate, in the opinion of counsel to the indemnified person, for the same counsel to represent both the indemnified person and such indemnifying person or any affiliate or associate thereof, the indemnified person shall be entitled to retain its own counsel at the expense of such indemnifying person; provided, however, that unless another such specific conflict of interest between
indemnified  parties  requires  otherwise,   no  indemnifying  person  shall  be
responsible for the fees and expenses of more than one separate counsel (together with appropriate local counsel) for all indemnified parties. In no event shall any indemnifying person be liable in respect of any amounts paid in settlement of any action unless the indemnifying person shall have approved the terms of such settlement;

provided that such consent shall not be unreasonably withheld. No indemnifying person shall, without the prior written consent of the indemnified person, effect any settlement of any pending or threatened proceeding in respect of which any indemnified person is or could have been a party and indemnification could have been sought hereunder by such indemnified person, unless such settlement includes an unconditional release of such indemnified person from all liability on claims that are the subject matter of such proceeding.

            (d) If the indemnification provided for in this Section 7.3 is unavailable to or insufficient to hold harmless an indemnified party under subsection (a) or (b) above in respect of any losses, claims, damages or liabilities (or actions or proceedings in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the Company on the one hand and the Investors on the other in connection with the statements or omissions or other matters which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, in the case of an untrue statement, whether the untrue statement relates to information supplied by the Company on the one hand or an Investor on the other and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement. The Company and the Investors agree that it would not be just and equitable if contribution pursuant to this subsection (d) were determined by pro rata allocation (even if the Investors were treated as one entity for such purpose) or by any other method of allocation which does not take into account the equitable considerations referred to above in this subsection (d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (d), no Investor shall be required to contribute any amount in excess of the amount by which the net amount received by the Investor from the sale of the Shares to which such loss relates exceeds the amount of any damages which such Investor has otherwise been required to pay by reason of such untrue statement. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Investors' obligations in this subsection to contribute are several in proportion to their sales of Shares to which such loss relates and not joint.

            (e) The parties to this Agreement  hereby  acknowledge that they are sophisticated business persons who were represented by counsel during the negotiations regarding the provisions hereof including, without limitation, the provisions of this Section 7.3, and are fully informed regarding said provisions. They further acknowledge that the provisions of this Section 7.3 fairly allocate the risks in light of the ability of the parties to investigate the Company and its business in order to assure that adequate disclosure is made in the Registration Statement as required by the Securities Act and the Exchange Act. The parties are advised that federal or state public policy as interpreted by the courts in certain jurisdictions may be contrary to certain of the provisions of this Section 7.3, and the parties hereto hereby expressly waive and relinquish any right or ability to assert such public policy as a defense to a claim under this Section 7.3 and further agree not to attempt to assert any such defense.

       7.4 Termination of Conditions and Obligations. The conditions precedent imposed by this Section 7 upon the transferability of the Shares shall cease and terminate as to any particular number of the Shares when such Shares shall have been effectively registered under the Securities Act and sold or otherwise disposed of in accordance with the intended method of disposition set forth in the Registration Statement covering such Shares or at such time as an opinion of counsel satisfactory to the Company shall have been rendered to the effect that such conditions are not necessary in order to comply with the Securities Act.

       7.5 Shareholder Approval. The Company shall use its reasonable best efforts to seek shareholder approval for an increase in the authorized number of shares of Common Stock or a reverse stock split, and to reserve sufficient shares of Common Stock, to enable the Company to perform it conversion obligations with respect to the Shares. Upon such action, the Company shall use its reasonable best efforts to ensure that the Underlying Shares when issued in accordance with the Certificate of Incorporation shall be duly authorized, validly issued, fully paid and nonassessable and free and clear of all liens.

       7.6 Listing. Promptly following the Closing, the Company shall use its best reasonable efforts to cause all of the outstanding shares of the Common Stock of the Company and the Underlying Shares to be approved for listing in the Nasdaq National Market or SmallCap Market, as the case may be, and shall provide to the Investors evidence of such listing when approved and shall use its best reasonable efforts to maintain the listing of its Common Stock on such exchange.

                                   SECTION 8.

                                  Miscellaneous

       8.1 Further Assurances. The parties hereto shall take all such actions, and shall execute and deliver all such documents and instruments, as may be reasonably requested by the other to carry out the purposes and intent of the provisions of this Agreement.

       8.2 Governing Law. Except as set forth below, this Agreement shall be governed by and construed in accordance with the laws of the State of California.

       8.3 Arbitration. Any controversy or claim arising out of or relating to this Agreement shall be settled by binding arbitration to be held in San Jose, California. Such arbitration shall be in accordance with the rules of the American Arbitration Association, and judgment upon the award may be entered in any court of competent jurisdiction. The prevailing party or parties in such arbitration and any ensuing legal action shall be reimbursed by the party or parties who do not prevail for their reasonable attorneys', accountants' and experts' fees and the costs of such actions.

       8.4 Amendment. Neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by each of the parties hereto.

       8.5 Notices, etc. All notices and other communications required or permitted hereunder shall be in writing and shall be effective upon receipt and my be delivered in person, by telecopy, express delivery service or U.S. mail, in which event it may be mailed by first-class, registered or certified mail, postage prepaid, addressed to:

         if to the Company to:

                  OneWorld Systems, Inc.
                  1144 E. Arques Avenue
                  Sunnyvale, California 94086
                  Attn:  Neil Selvin
                  Fax:  (408)523-2019


         with a copy to:

                  Alan K. Austin
                  Wilson Sonsini Goodrich & Rosati,
                  Professional Corporation
                  650 Page Mill Road
                  Palo Alto, California 94304-1050
                  Fax:  (650) 493-6811
         if to the Investors:

                  to the address listed on Schedule 8.5 attached hereto

         with a copy to:

                  Patrick Pohlen
                  Cooley Godward LLP
                  Five Palo Alto Square
                  3000 El Camino Real
                  Palo Alto, California 94306-2155
                  Fax:  (650) 857-0663

       8.6 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to either party upon any breach or default of such other party under this Agreement, shall impair any such right, power or remedy of such party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of either party or any waiver on the part of either party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, or by law or otherwise afforded to either party, shall be cumulative and not alternative.

       8.7 Severability. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue full force and effect without said provision.

       8.8 Titles and Subtitles. The titles of the paragraphs and subparagraphs of this Agreement are used for convenience only and are not considered in construing or interpreting this Agreement.

       8.9 Successors and Assigns. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

       8.10 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be enforceable against the party actually executing such counterpart, and all of which together shall constitute one instrument.

       8.11 Survival of Warranties. The warranties, representations and covenants of the Company and the Investors contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Closing.

       8.12 Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof, and any and all other written or oral agreements existing between the parties hereto are expressly canceled.

         The foregoing Unit Stock Purchase Agreement is hereby executed as of the date set forth above.

                                                     ONEWORLD SYSTEMS, INC.



                                                     By:________________________

                                                     Title:_____________________





INVESTORS:


ACCESS TECHNOLOGY PARTNERS
BROKERS FUND, L.P.

    By:  H&Q VENTURE MANAGEMENT, L.L.C.
    Its: General Partner

         By:___________________________
         Its:__________________________


ACCESS TECHNOLOGY PARTNERS, L.P.

By:  ACCESS TECHNOLOGY MANAGEMENT, L.L.C.
Its:  General Partner

    By:  H&Q VENTURE MANAGEMENT, L.L.C.
    Its: Managing Member


         By:___________________________
         Its:__________________________



                 [SIGNATURE PAGE TO THE UNIT PURCHASE AGREEMENT]

HAMBRECHT & QUIST CALIFORNIA

By:_________________________
Its:________________________


HAMBRECHT & QUIST EMPLOYEE VENTURE FUND, L.P. II

By:  H&Q VENTURE MANAGEMENT, L.L.C
Its: General Partner


         By:______________________
         Its:_____________________



DANIEL H. CASE III

By:_______________________



DELAWARE CHARTER GUARANTEE & TRUST
COMPANY, CUSTODIAN FOR DANIEL H. CASE

By:_______________________
Name:_____________________


STEPHEN M. CASE

By:_______________________





                 [SIGNATURE PAGE TO THE UNIT PURCHASE AGREEMENT]

DAVID GOLDEN

By:________________________


MARK ZANOLI

By:________________________













                 [SIGNATURE PAGE TO THE UNIT PURCHASE AGREEMENT]

         INTEGRAL CAPITAL PARTNERS IV, L.P.

         By:   INTEGRAL CAPITAL MANAGEMENT IV, LLC
         Its:  General Partner



               By:  _______________________________
                          Pamela K. Hagenah
                          A Manager



         INTEGRAL CAPITAL PARTNERS IV MS SIDE FUND, L.P.

         By:   ICP MS MANAGEMENT, LLC
         Its:  General Partner



               By:  ________________________________
                       Pamela K. Hagenah
                       A Manager








                 [SIGNATURE PAGE TO THE UNIT PURCHASE AGREEMENT]

         COMPTON FAMILY TRUST, APRIL 19, 1996



         By:  ______________________________________

         Its:  ______________________________________













                 [SIGNATURE PAGE TO THE UNIT PURCHASE AGREEMENT]

                                    EXHIBIT D




                             ONEWORLD SYSTEMS, INC.
                            INVESTOR RIGHTS AGREEMENT
                                  March 3, 1999

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                                                                   Page 40 of 59

                                TABLE OF CONTENTS
                                                                            Page
                                                                            ----

1.  RIGHTS OF INVESTORS........................................................1


2.  REGISTRATION RIGHTS........................................................1

    2.1   Definitions..........................................................1
    2.2   Requested Registration...............................................3
    2.3   Expenses of Registration.............................................5
    2.4   Obligations of the Company...........................................5
    2.5   Furnish Information..................................................7
    2.6   Delay of Registration................................................7
    2.7   Indemnification......................................................7
    2.8   Transfer of Shares After Registration...............................10
    2.9   Rule 144 Reporting..................................................11
    2.10  Assignment of Registration Rights...................................11
    2.11  Termination of Registration Rights..................................11

3.  LEGENDS...................................................................12


4.  MISCELLANEOUS.............................................................12

    4.1   Successors and Assigns..............................................12
    4.2   Governing Law.......................................................12
    4.3   Counterparts........................................................12
    4.4   Titles and Subtitles................................................12
    4.5   Stock Splits, etc...................................................12
    4.6   Notices.............................................................12
    4.7   Attorneys'Fees......................................................13
    4.8   Amendments and Waivers..............................................13
    4.9   Severability........................................................13
    4.10  Entire Agreement....................................................13
    4.11  Further Assurances..................................................13


Schedule A - Investors

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                             ONEWORLD SYSTEMS, INC.

                            INVESTOR RIGHTS AGREEMENT


         This Investor Rights Agreement (the "Agreement") is made and entered into as of March 3, 1999 by and among OneWorld Systems, Inc., a Delaware corporation (the "Company"), and the persons listed on Schedule A attached hereto (the "Investors").

                                    RECITALS

         WHEREAS, the Company desires for the Investors to purchase shares of the Company's Common Stock and Series A Preferred Stock pursuant to a Unit Purchase Agreement of even date herewith (the "Purchase Agreement"); and

         WHEREAS, as an inducement for the Investors to enter into the Purchase Agreement, the Company and the Investors desire to enter into this Agreement.

         1.  RIGHTS OF INVESTORS.

         The Company hereby grants to the Investors the registration rights (collectively the "Investor Rights") contained herein. The Investors accept the Investor Rights, as applicable, and agree to be bound by the obligations contained herein.

         2.  REGISTRATION RIGHTS.

             2.1  Definitions

                 (a) Exchange Act. The term "Exchange Act" means the Securities Exchange Act of 1934, as amended.

                 (b) Form S-1. The term "Form S-1" means such form under the Securities Act as is in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC.

                 (c) Form S-3. The term "Form S-3" means such form under the Securities Act as is in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC which permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC.

                 (d) Holder. For purposes of this Section 2, the term "Holder" means any person owning of record Registrable Securities that have not been sold to the public or pursuant to Rule 144 promulgated under the Securities Act or any assignee of record of such Registrable

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                                                                   Page 42 of 59

Securities to whom rights under this Section 2 have been duly assigned in accordance with this Agreement (including Section 2.10 hereof).

                 (e) Initiating Holder. The term "Initiating Holder" shall mean any Holder or Holders who in the aggregate are Holders of not less than a majority of the then outstanding Registrable Securities which have not been sold to the public.

                 (f) Preferred Stock. The term "Preferred Stock" shall mean the Series A Preferred Stock of the Company.

                 (g) Registrable Securities.  The term "Registrable  Securities"
means:  (1) all shares of Series A Preferred  Stock and Common  Stock issued and outstanding as of March 12, 2001, (2) all shares of Common Stock issued or issuable pursuant to the conversion of Series A Preferred Stock, and (3) any shares of the Common Stock of the Company or other securities issued in connection with any stock split, stock dividend, recapitalization or similar event relating to the foregoing; excluding in all cases, however, any Registrable Securities sold by a person in a transaction in which rights under this Section 2 are not assigned in accordance with this Agreement or any Registrable Securities sold to the public or sold pursuant to Rule 144 promulgated under the Securities Act.

                 (h) Registration. The terms "register," "registered," and "registration" refer to a registration effected by preparing and filing a registration statement on Form S-1 or Form S-3 in compliance with the Securities Act, and the declaration or ordering of effectiveness of such registration statement.

                 (i) Registration Expenses. "Registration Expenses" shall mean all expenses incurred by the Company in complying with Section 2.2 hereof, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel and accountants for the Company, fees and expenses of one counsel for all the Holders, blue sky fees and expenses and the expense of any special audits incident to or required by any such registration (but excluding the compensation of regular employees of the Company, which shall be paid in any event by the Company).

                 (j) SEC. The term "SEC" or "Commission" means the U.S. Securities and Exchange Commission.

                 (k)  Selling  Expenses.   "Selling  Expenses"  shall  mean  all
underwriting discounts and selling commissions applicable to the sale of Registrable Securities.

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             2.2 Requested Registration.

                 (a) Request for Registration by Initiating Holders. If the Company shall receive from Initiating Holders, at any time after the date sixty
(60) calendar days from the date hereof, a written request that the Company effect any registration with respect to all or a part of that portion of the Registrable Securities which consists of Common Stock, or alternately, at any time after the date two (2) calendar years from the date hereof, a written request that the Company effect any registration with respect to all or part of that portion of the Registrable Securities which consists of Series A Preferred Stock and/or Common Stock, the Company will:

                       (i)  promptly   give  written   notice  of  the  proposed
registration, qualification or compliance to all other Holders of Registrable Securities; and

                       (ii) as soon as practicable, use its best efforts to effect such registration (including, without limitation, the execution of an undertaking to file post-effective amendments, appropriate qualification under applicable blue sky or other state securities laws and appropriate compliance with applicable regulations issued under the Securities Act) as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any Holder or Holders joining in such request as are of the same class as those which are the subject of the request and are specified in a written request received by the Company within 15 days after written notice from the Company is given under
Section 2.2(a)(i) above; provided, however, that the Company shall not be obligated to effect, or take any action to effect, any such registration pursuant to this Section 2.2(a):

                            (A) In any  particular  jurisdiction  in  which  the
Company would be required to execute a general consent to service of process in effecting such registration, qualification or compliance unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act or applicable rules or regulations thereunder; or

                            (B) With respect to that portion of the  Registrable
Securities which consists of shares of Common Stock, after the Company has effected one such registration of shares of Common Stock pursuant to Section 2.2 and such registration has been declared or ordered effective and the sale of such Registrable Securities shall have closed; and with respect to that portion of the Registrable Securities which consists of shares of Series A Preferred Stock, after the Company has effected one such registration of shares of Series A Preferred Stock pursuant to Section 2.2 and such registration has been declared or ordered effective and the sale of such Registrable Securities shall have closed.

         The registration statement filed pursuant to the request of the Initiating Holders may, subject to the provisions of Section 2.2(b) below, include other securities of the Company which are held by officers or directors of the Company, or which are held by persons who, by virtue of agreements with the Company, are entitled to include their securities in any such registration, but the Company

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and such other  holders  shall  have no  absolute  right to  include  any of its securities in any such registration.

                 (b) Underwriting; Request by Initiating Holders. If the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to Section 2.2(a) and the Company shall include such information in the written notice referred to in Section 2.2(a). In such event, the right of any Holder to include such Holder's Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting (unless otherwise mutually agreed by a majority in interest of the Initiating Holders and such Holder) to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in Section 2.4(e)) enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by a majority in interest of the Initiating Holders and reasonably acceptable to the Company. Notwithstanding any other provision of Section 2.2, if the underwriter advises the Company and the Initiating Holders in writing that marketing factors require a limitation of the number of shares to be underwritten, then the Company shall so advise all Holders of Registrable Securities which would otherwise be underwritten pursuant hereto, and the number of shares of Registrable Securities that may be included in the underwriting shall be allocated among all Holders thereof, including the Initiating Holders, in such proportion (as nearly as practicable) among the Holders pro rata based on the amount of Registrable Securities owned by each Holder.

                 (c) Notwithstanding the foregoing, if the Company shall furnish to the Holders requesting the filing of a registration statement pursuant to
Section 2.2(a), a certificate signed by the President or Chief Executive Officer of the Company stating that a delay in the filing of the registration statement is necessary because in the reasonable judgment of the Company, it would not be in the best interest of the Company and its stockholders for such registration statement to be filed. In no event shall such delay exceed thirty (30) calendar days with respect to any single exercise of the Company's rights hereunder, and provided further, however, that in no event shall Company be permitted to exercise this right more than three times or for more than an aggregate of sixty
(60) calendar days in any single calendar year. In addition, the Company agrees to use its reasonable best efforts to resolve whatever condition or conditions have occasioned any such delay on its part, and will promptly end such delay upon resolution of such condition or conditions.

                 (d) Notwithstanding the foregoing, in the event that the Company shall prepare and file with the SEC a registration statement covering securities to be distributed on its own behalf (including, but not limited to, registration statements relating to secondary offerings of securities of the Company, but excluding any registration statement relating to any employee benefit plan or a corporate reorganization, a "Company Registration"), and such registration statement shall become effective, then during the period of effectiveness of such Company Registration, the Company shall have no obligation to prepare, file, or keep effective any registration statement with respect to Registrable Securities of the Holders; however, such obligations of the Company with

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respect to the Holders as are contained  elsewhere in this Section 2 shall arise again immediately upon the end of the effectiveness of any Company Registration, and if necessary, at such time the Company shall prepare, file and keep effective a registration statement with respect to any Registrable Securities of the Holders for which a previously effective registration statement was preempted by a Company Registration.

                 (e)  In  the  event   that   because   of  a  planned   Company
Registration, pursuant to Section 2.2(d) the Company will fail to maintain the effectiveness of an effective registration statement previously filed with the SEC to register Registrable Securities of the Holders pursuant to a request by the Initiating Holders under this Section 2.2, the Company shall notify all Holders in writing at least 30 days prior to such Company Registration, and will afford each such Holder an opportunity to include in such Company Registration all or any part of the Registrable Securities then held by such Holder. Each Holder desiring to include in any such Company Registration all or any part of the Registrable Securities held by such Holder shall, within 15 days after receipt of the above-described notice from the Company, so notify the Company in writing, and in such notice shall inform the Company of the number of Registrable Securities such Holder wishes to include in such Company Registration. If a Company Registration as which the Company gives notice under this Section 2.2(e) is for an underwritten offering, then the Company shall so advise the Holders. In such event, the right of any such Holder's Registrable Securities to be included in the Company Registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement in customary form with the managing underwriter or underwriter(s) selected for such underwriting. Notwithstanding any other provision of this Agreement, if the managing underwriter(s) determine(s) in good faith that marketing factors require a limitation of the number of shares to be underwritten, then the managing underwriter(s) may exclude shares (including Registrable Securities) from the registration and the underwriting, and the number of shares that may be included in the registration and the underwriting shall be allocated, first, to the Company, and second, to each of the Holders of Registrable Securities requesting inclusion of their Registrable Securities in such registration statement, to be allocated among all Holders thereof pro rata based on the amount of Registrable Securities of the Company owned by each Holder. Any Registrable Securities excluded or withdrawn from such underwriting shall be excluded and withdrawn from the Company Registration.

             2.3 Expenses of Registration. All Registration Expenses incurred in connection with one demand registration (pursuant to Section 2.2) shall be borne by the Company, and all Selling Expenses shall be borne by the Holders of the securities so registered pro rata on the basis of the number of their shares so registered.

             2.4 Obligations of the Company. Whenever required to effect the registration of any Registrable Securities under this Agreement, the Company shall, as expeditiously as reasonably possible:

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                 (a) Prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its best efforts to cause such registration statement to become effective, and keep such registration statement effective until the distribution is completed, subject to any termination or suspension of the Holders' registration rights as provided elsewhere herein.

                 (b) Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement.

                 (c) Furnish to the Holders such number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and all amendments and supplements thereto, and such other documents as they may reasonably request in order to facilitate the disposition of the Registrable Securities owned by them that are included in such registration.

                 (d) Use its best efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holders, provided, however, that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act or applicable rules or regulations thereunder.

                 (e) In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter(s) of such offering. Each Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement.

                 (f) Notify each Holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing and, following such notification, promptly deliver to each Holder copies of all amendments or supplements referred to in paragraphs (b) and (c) of this Section 2.4.

                 (g) Furnish, at the request of any Holder registering Registrable Securities, on the date that such Registrable Securities are delivered to the underwriters for sale, if such securities are being sold through underwriters, (i) an opinion, dated as of such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public
offering   addressed  to  the  underwriters,   if

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any, and if there are no underwriters, to the Holders requesting registration of
Registrable Securities; provided, however that the requesting Holder and the Company shall each bear one half of the reasonable fees and expenses of counsel in generating such opinion, and (ii) a "comfort" letter dated as of such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering and reasonably satisfactory to a majority in interest of the Holders requesting registration, addressed to the underwriters; provided, however that the requesting Holder and the Company shall each bear one half of the reasonable fees and expenses of the Company's independent certified public accountants in generating such letter.

             2.5 Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to Sections 2.2 that the selling Holders shall furnish to the Company such information regarding themselves, the Registrable Securities held by them, and the intended method of disposition of such securities as shall be required to timely effect the registration of Registrable Securities.

             2.6 Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any such registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 2.

             2.7 Indemnification.

                 (a) For the purpose of this Section 2.7:

                       (i) the term "registration statement" shall include any final prospectus, exhibit, supplement or amendment included in or relating to the registration statement (or any of the securities offered thereunder) referred to in Section 2.2 and

                       (ii) the term "untrue statement" shall include any untrue statement or alleged untrue statement, or any omission or alleged omission to state in the registration statement a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

                 (b) The Company agrees to indemnify and hold harmless each Holder (or any partner, officer or director of such Holder, and any person who controls such Holder within the meaning of the Securities Act or the Exchange
Act) from and against any losses, claims, damages or liabilities, joint or several, to which such person may become subject (under the Securities Act or otherwise) insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of, or are based upon (i) any untrue statement or alleged untrue statement of a material fact, or any omission to state or alleged omission to state a material fact contained in the registration statement, (ii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any state securities law or any rule or regulation promulgated thereunder in connection with the offering covered by the registration statement, or (iii) any failure by the

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Company to fulfill any undertaking included in the registration  statement,  and the Company will reimburse such person for any reasonable legal or other expenses reasonably incurred in investigating, defending or preparing to defend any such action, proceeding or claim, or preparing to defend any such action, proceeding or claim, provided, however, that the Company shall not be liable in any such case to the extent that such loss, claim, damage or liability arises out of, or is based upon, an untrue statement or alleged untrue statement, or any omission to state or alleged omission to state a material fact made in such
registration   statement  in  reliance  upon  and  in  conformity  with  written information furnished to the Company by or on behalf of such Holder specifically for use in preparation of the registration statement or the failure of such Holder to comply with its covenants and agreements contained in 2.8 hereof respecting sale of the Registrable Securities or any statement or omission in any Prospectus that is corrected in any subsequent Prospectus that was delivered to the Holder prior to the pertinent sale or sales by the Holder.

                 (c) Each Holder agrees to indemnify and hold harmless the Company (and each person, if any, who controls the Company within the meaning of
Section 15 of the Securities Act, each officer of the Company who signs the registration statement and each director of the Company) from and against any losses, claims, damages or liabilities to which the Company (or any such officer, director or controlling person) may become subject (under the
Securities Act or otherwise), insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of, or are based upon, (i) any failure to comply with the covenants and agreements contained in Section 2.8 hereof respecting sale of the Registrable Securities, or (ii) any untrue statement or alleged untrue statement of a material fact, or any omission to state or alleged omission to state a material fact contained in the registration statement if such untrue statement or alleged untrue statement, or any omission to state or alleged omission to state a material fact was made in reliance upon and in conformity with written information furnished by or on behalf of such Holder the Investor specifically for use in preparation of the registration statement, and such Holder will reimburse the Company (or such officer, director or controlling person), as the case may be, for any legal or other expenses reasonably incurred in connection with investigating, defending or preparing to defend any such action, proceeding or claim; provided, however, that the indemnity agreement contained in this Section 2.7(c) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of such Holder, which consent shall not be unreasonably withheld; provided, further, that in no event shall the liability of any Holder under this Section 2.7 exceed the proceeds from the offering actually received by such Holder.

                 (d) Promptly after receipt by any indemnified person of a notice of a claim or the beginning of any action in respect of which indemnity is to be sought against an indemnifying person pursuant to this Section 2.7, such indemnified person shall notify the indemnifying person in writing of such claim or of the commencement of such action, but the omission to so notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party under this Section 2.7 (except to the extent that such omission materially and adversely affects the indemnifying party's ability to defend such action) or from any liability otherwise than under this Section 7.3. Subject to the provisions hereinafter stated, in case any such action shall be brought

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against an  indemnified  person,  the  indemnifying  person shall be entitled to participate therein, and, to the extent that it shall elect by written notice delivered to the indemnified party promptly after receiving the aforesaid notice from such indemnified party, shall be entitled to assume the defense thereof, with counsel reasonably satisfactory to such indemnified person. After notice from the indemnifying person to such indemnified person of its election to assume the defense thereof, such indemnifying person shall not be liable to such indemnified person for any legal expenses subsequently incurred by such indemnified person in connection with the defense thereof, provided, however, that if there exists or shall exist a conflict of interest that would make it inappropriate, in the opinion of counsel to the indemnified person, for the same counsel to represent both the indemnified person and such indemnifying person or any affiliate or associate thereof, the indemnified person shall be entitled to retain its own counsel at the expense of such indemnifying person; provided, however, that unless an additional specific conflict of interest between two
indemnified  parties  otherwise  requires,   no  indemnifying  person  shall  be
responsible for the fees and expenses of more than one separate counsel (together with appropriate local counsel) for all indemnified parties. In no event shall any indemnifying person be liable in respect of any amounts paid in settlement of any action unless the indemnifying person shall have approved the terms of such settlement; provided that such consent shall not be unreasonably withheld. No indemnifying person shall, without the prior written consent of the
indemnified  person,   effect  any  settlement  of  any  pending  or  threatened
proceeding in respect of which any indemnified person is or could have been a party and indemnification could have been sought hereunder by such indemnified person, unless such settlement includes an unconditional release of such indemnified person from all liability on claims that are the subject matter of such proceeding.

                 (e) If the indemnification provided for in this Section 2.7 is unavailable to or insufficient to hold harmless an indemnified party under subsection (a) or (b) above in respect of any losses, claims, damages or liabilities (or actions or proceedings in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the Company on the one hand and the Holders on the other in connection with the statements or omissions or other matters which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, in the case of an untrue statement, whether the untrue statement relates to information supplied by the Company on the one hand or Holder on the other and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement. The Company and the Holders agree that it would not be just and equitable if contribution pursuant to this subsection (d) were determined by pro rata allocation (even if the Holders were treated as one entity for such purpose) or by any other method of allocation which does not take into account the equitable considerations referred to above in this subsection (d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (d), no Holder shall be required to contribute any amount in excess of the amount by which the net amount received by such Holder from the sale of the Registrable Securities to which such loss relates exceeds the amount of any damages which such Holder has otherwise been required to pay by reason of such untrue statement. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Holders' obligations in this subsection to contribute are several in proportion to their sales of Registrable Securities to which such loss relates and not joint.

                 (f) The parties to this Agreement hereby acknowledge that they are sophisticated business persons who were represented by counsel during the negotiations regarding the provisions hereof including, without limitation, the provisions of this Section 2.7, and are fully informed regarding said provisions. They further acknowledge that the provisions of this Section 2.7 fairly allocate the risks in light of the ability of the parties to investigate the Company and its business in order to assure that adequate disclosure is made in the registration statement as required by the Securities Act and the Exchange Act. The parties are advised that federal or state public policy as interpreted by the courts in certain jurisdictions may be contrary to certain of the provisions of this Section 2.7, and the parties hereto hereby expressly waive and relinquish any right or ability to assert such public policy as a defense to a claim under this Section 2.7 and further agree not to attempt to assert any such defense.

             2.8 Transfer of Shares After Registration.

                 (a) Restrictions on Transfer. No Holder may make any sale of any Restricted Shares except either (i) in accordance with the Registration Statement, in which case Holder must comply with the requirement of delivering a current prospectus, or (ii) in accordance with Rule 144. Such Restricted Shares are not transferable on the books of the Company unless the certificate submitted to the Company's transfer agent evidencing such Shares is accompanied by a separate certificate executed by an officer of, or other person duly authorized by, the Holder for purposes of establishing compliance with this Agreement. Such certificate shall be in such form as shall be supplied by the Company.

                 (b) Notice of Proposed Sale; Right of Company to Suspend Use of Registration Statement. If any Holder shall propose to sell any Registrable Securities pursuant to the Registration Statement, it shall notify Company of its intent to do so at least three (3) full business days prior to such sale. Such notice shall be deemed to constitute a representation that any information previously supplied by such Holder is accurate as of the date of such notice. At any time within such three (3) business-day period, Company may refuse to permit the Holder to resell any Registrable Securities pursuant to the Registration Statement; provided, however, that the Company in each case shall use its best reasonable efforts to respond as rapidly as possible; and provided, however, that in order to exercise this right, Company must deliver a certificate in writing to the Holder to the effect that a delay in such sale is necessary because a sale pursuant to such

Registration Statement in its then-current form would not be in the best interests of Company and its shareholders. In no event shall such delay exceed thirty (30) calendar days with respect to any single exercise of the Company's rights hereunder, and provided further, however, that in no event shall Company be permitted to exercise this right more than three times or for more than an aggregate of sixty (60) calendar days in any single calendar year. In addition, the Company agrees to use its reasonable best efforts to resolve whatever condition or conditions have occasioned any such delay on its part, and will promptly end such delay upon resolution of such condition or conditions.

             2.9 Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the Commission which may at any time permit the sale of the Registrable Securities to the public without registration, after such time as a public market exists for the Common Stock of the Company, the Company agrees to:

                 (a) Make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act, at all times after the effective date of the first registration under the Securities Act filed by the Company for an offering of its securities to the general public;

                 (b) Use its best efforts to file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

                 (c) So long as a Holder owns any Registrable Securities, to furnish to the Holder forthwith upon request a written statement by the Company as to its compliance with the reporting requirements of Rule 144 and of the Securities Act and the Exchange Act, a copy of the most recent annual or quarterly report of the Company, and such other reports and documents of the Company as a Holder may reasonably request in availing itself of any rule or regulation of the Commission allowing a Holder to sell any such securities without registration.

             2.10 Assignment of Registration Rights. The rights of a Holder under this Section 2 may be assigned by any Holder in connection with any transfer or assignment by a Holder of Registrable Securities provided that: (i) such transfer may otherwise be effected in accordance with applicable securities laws, (ii) such transfer is effected in compliance with the restrictions on transfer contained in the Agreement and in any other agreement between the Company and the Holder, (iii) such assignee or transferee either holds subsequent to such transfer not less than one hundred thousand (100,000) shares of Registrable Securities (treating the outstanding Series A Preferred Stock on an as-converted basis) or is a subsidiary, wholly-owned entity, successor entity, parent, member or stockholder of a Holder, and (iv) such other party agrees in writing with the Company to be bound by all of the provisions of this
Section 2.

             2.11 Termination of Registration Rights. The registration rights granted pursuant to Section 2 will terminate as to any Holder upon the earlier to occur of (a) such time as a Holder can sell all of its remaining Registrable Securities under Rule 144 of the Securities Act during any three (3)-month period, or (b) such time as all Registrable Securities purchased by such Holder pursuant to the Purchase Agreement have been sold.

         3.  LEGENDS.

             Each Investor understands that the share certificates evidencing any Registrable Securities shall be endorsed with the following legends (in addition to any legends required under applicable state securities laws):

                 (a) "THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SAID ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE CORPORATION THAT SUCH REGISTRATION IS NOT REQUIRED."

                 (b) Any legend required to be place thereon by any other applicable state securities laws.

         4.  MISCELLANEOUS.

             4.1 Successors and Assigns. Except as otherwise expressly provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted transferees and permitted assigns of the parties.

             4.2 Governing Law. This Agreement shall be governed in all respects by the laws of the State of California as applied to contracts made and to be performed entirely within that state between residents of that state.

             4.3 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and all of which together shall constitute one instrument.

             4.4 Titles and Subtitles. The titles of the paragraphs and subparagraphs of this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

             4.5 Stock Splits, etc. All share numbers used in this Agreement are subject to adjustment in the case of any stock split, reverse stock split, combination or similar events.

             4.6 Notices. Any notice required or permitted to be given to a party pursuant to the provisions of this Agreement will be in writing and will be effective and or (i) the date of delivery by facsimile, or (ii) the business day after deposit with a nationally-recognized courier or overnight service, including Express Mail, for United States deliveries or (iii) five (5) business days after deposit in the United States mail by registered or certified mail for United States deliveries. All notices not delivered personally or by facsimile will be sent with postage and other charges prepaid and properly addressed to the party to be notified at the address set forth below such party's signature on this Agreement or at such other address as such party may designate by ten (10) days advance written notice to the other parties hereto. All notices for delivery outside the United States will be sent by facsimile, or by nationally recognized courier or overnight service. Any notice given hereunder to more than one person will be deemed to have been given, for purposes of counting time periods hereunder, on the date given to the last party required to be given such notice. Notices to the Company will be marked to the attention of the Chief Financial Officer.

             4.7 Attorneys' Fees. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

             4.8 Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the party against whom enforcement of such amendment or waiver is sought; provided, however that with respect to any Investor, the consent of the holders of more than 50% of the Registrable Securities shall be sufficient to bind any and all Investors; and provided, further, that where the amendment or waiver affects a right or creates an obligation that is specific to a party named herein (whether an individual, trust, partnership or corporation), the amendment or waiver of such right or creation of such obligation shall require the consent of such party.

             4.9 Severability. If any provision of this Agreement is held to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision was so excluded and shall be enforceable in accordance with its terms.

             4.10 Entire Agreement. This Agreement, together with all Exhibits hereto, constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof and supersedes all prior negotiations, correspondence, agreements, understandings, duties or obligations among the parties with respect to the subject matter hereof.

             4.11 Further Assurances. From and after the date of this Agreement, upon the request of a party, the other parties shall execute and deliver such instruments, documents or other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.


                  [Remainder of Page Intentionally Left Blank]

         IN WITNESS WHEREOF, the parties hereto have executed this Investor Rights Agreement as of the date first above written.

                                            ONEWORLD SYSTEMS, INC.



                                            By:_________________________________

                                            Title:______________________________




INVESTORS:


ACCESS TECHNOLOGY PARTNERS
BROKERS FUND, L.P.

    By:  H&Q VENTURE MANAGEMENT, L.L.C.
    Its: General Partner

             By:_______________________
             Its:______________________


ACCESS TECHNOLOGY PARTNERS, L.P.

By:  ACCESS TECHNOLOGY MANAGEMENT, L.L.C.
Its: General Partner

    By:  H&Q VENTURE MANAGEMENT, L.L.C.
    Its: Managing Member


         By:_______________________
         Its:______________________




                [SIGNATURE PAGE TO THE INVESTOR RIGHTS AGREEMENT]

HAMBRECHT & QUIST CALIFORNIA

By:_________________________
Its:________________________


HAMBRECHT & QUIST EMPLOYEE VENTURE FUND, L.P. II

By:   H&Q VENTURE MANAGEMENT, L.L.C
Its:  General Partner


         By:_______________________
         Its:______________________



DANIEL H. CASE III

By:________________________________



DELAWARE CHARTER GUARANTEE & TRUST
COMPANY, CUSTODIAN FOR DANIEL H. CASE

By:________________________________
Name:______________________________


STEPHEN M. CASE

By:________________________________


                [SIGNATURE PAGE TO THE INVESTOR RIGHTS AGREEMENT]

DAVID GOLDEN

By:________________________________


MARK ZANOLI

By:________________________________













                [SIGNATURE PAGE TO THE INVESTOR RIGHTS AGREEMENT]

         INTEGRAL CAPITAL PARTNERS IV, L.P.



         By:   INTEGRAL CAPITAL MANAGEMENT IV, LLC

         Its:  General Partner



               By:_______________________________

                  Pamela K. Hagenah

                  A Manager





         INTEGRAL CAPITAL PARTNERS IV MS SIDE FUND, L.P.



         By:   ICP MS MANAGEMENT, LLC

         Its:  General Partner



               By:________________________________

                  Pamela K. Hagenah

                  A Manager




                [SIGNATURE PAGE TO THE INVESTOR RIGHTS AGREEMENT]

         COMPTON FAMILY TRUST, APRIL 19, 1996



         By:  ________________________________________

         Its:  ________________________________________











                [SIGNATURE PAGE TO THE INVESTOR RIGHTS AGREEMENT]

                                    SCHEDULE A

                                    INVESTORS




Hambrecht & Quist California

Hambrecht & Quist Employee Venture Fund, L.P. II

Access Technology Partners, L.P.

Access Technology Partners Brokers Fund, L.P.

Daniel H. Case III

Delaware Charter Guarantee & Trust Company, Custodian for Daniel H. Case IRA Rollover

Stephen M. Case

Mark Zanoli

David Golden

Integral Capital Partners IV, L.P.

Integral Capital Partners IV MS Side Fund, L.P.

Compton Family Trust, April 19, 1996